Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-109072

AGREEMENT ON THE MERGER RATIO

•	SCRIPT TO ACCOMPANY MATERIALS FOR INVESTOR EXPLANATORY MEETING

•	Introduction

•	My name is Ryosuke Tamakoshi. I am the President and CEO of UFJ Holdings, Inc. (UFJ) Thank you very much for taking time from your busy schedules to attend today at such short notice.

•	In my presentation today, I would like to discuss the agreement on the merger ratio between UFJ and Mitsubishi Tokyo Financial Group, Inc. (MTFG) and the business strategy of the new entity following the merger.

•	Firstly, I would like to briefly summarize the transaction and then I will discuss the agreement on the merger ratio. Please turn to page 4.

•	Page 4: Transaction Summary

•	On page 4, we have summarized the key terms of the merger with MTFG. I would now like to touch on these briefly.

•	In August 2004, the UFJ Group and MTFG concluded a basic agreement regarding management integration. On February 18, 2005, we agreed upon and announced the merger ratio of 0.62 of each share of MTFG common stock to each share of UFJ common stock.

•	The name of the new holding company will be Mitsubishi UFJ Financial Group, Inc. and integration is expected to be completed on October 1, 2005, as per our original plans.

•	I would now like to explain our rationale for the merger ratio. Please refer to page 6.

•	Page 6: Our Commitment and Achievement

•	Firstly, I would like to discuss UFJ management’s rationale behind the merger ratio and, in particular, why UFJ considered February 2005 as the appropriate time to agree on the merger ratio.

•	In September last year, when UFJ strengthened its capital base by accepting funds from MTFG, UFJ’s management committed to restructuring its balance sheet as soon as possible, which has enabled UFJ to earn an appropriate level of market valuation that reflects its earnings potential and to maximize shareholder value.

•	In other words, in order to maximize shareholder value through negotiating the merger ratio, we needed to achieve an appropriate market valuation that reflects our earnings potential by easing market concerns related to our balance sheet, including large troubled borrowers, effectively utilizing our strengthened capital base.

•	Since receiving the capital injection, we have steadily worked on resolving the issues that have concerned the market, including rehabilitating our large troubled borrowers by utilizing the IRCJ and other initiatives.

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•	As a result, we reduced the amount of our problem loans by 1.2 trillion yen during the period from September to December last year. We believe that we will be able to achieve a problem loan ratio of below 4% by the end of the current fiscal year ending in March 2005, while keeping credit-related expenses within the previously announced range.

•	Having come to believe that we achieved appropriate market valuation and gained a thorough understanding from MTFG of our balance sheet through the due diligence process, we commenced negotiations with MTFG and agreed on the merger ratio.

•	Please turn to the next page.

•	Page 7: Rationale of the Merger Ratio

•	The result of our negotiations with MTFG is that we have agreed on a merger ratio, specifically, 0.62 of each share of MTFG common stock to each share of UFJ common stock. As you can see from the relative share price chart on the left hand side of this page, the agreed merger ratio comfortably exceeds the level achieved over the past 6 months or so. We believe that this level will receive the support of our shareholders.

•	The merger ratio represents a premium of approximately 6% compared with the UFJ share price on February 17, 2005, the day before the announcement of the merger ratio. It also represents a respective premium of 26%, 30% and 16% compared with the UFJ share price on July 13, 2004, the day before the announcement of our proposal to MTFG to integrate management; on August 11, 2004, the day before UFJ and MTFG concluded the basic agreement regarding management integration; and September 9, 2004, the day before we agreed upon the capital injection from MTFG.

•	In addition, based on the MTFG share price on the day before the announcement of the merger ratio, the ratio equates to an implied share price of 603,260 yen per UFJ common stock and represents an implied share price to earnings multiple of 16x estimated FY2005 earnings and a price to book ratio of 3.5x, as of December 2004, which compare favorably with US and European bank merger ratios.

•	I would now like to discuss the expected synergies of the combined entity. Please refer to page 8.

•	Page 8: Expected Synergies of the Combined Entity

•	The expected synergies of the combined entity have been carefully estimated, based on the detailed analysis of the Integration Committee.

•	We estimate that the merger will enhance revenues by approximately 40 billion yen on a pre-tax basis in FY2008. At the same time, to be conservative and realistic, we have taken into account an expected decline in transaction volumes of duplicated accounts and other factors. Therefore, we expect a negative impact on revenues for the first two years or so.

•	With regard to costs, we estimate savings of approximately 240 billion yen on a pre-tax and normalized basis, due to reductions in personnel, consolidation and closure of duplicated branches and the integration of our computer systems. We believe that this figure is readily achievable as it is based on detailed estimates of potential savings in each individual area.

•	We estimate temporary costs associated with the merger of 60 billion yen per annum on a pre-tax basis. Subtracting this cost results in net synergies resulting from the merger of 220 billion yen in FY2008.

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•	You may be wondering why it is likely to take longer to realize the synergies than with similar mergers in the United States and Europe. Our estimates are based on the peculiar characteristics of clients, the business environment, the employment practices and other factors in Japan. We believe in the reasonableness in light of those factors of our estimates. In addition, we believe that the synergies that we are expecting to ultimately result from the merger are comparable to similar bank mergers in the United States and Europe.

•	Please turn to page 9.

•	Page 9: Value Creation for UFJHD Shareholders

•	Based on the detailed estimation of synergies outlined on page 8, we have calculated the effect the merger will bring to our shareholders.

•	We have used a method known as value creation analysis. By adding the present value of expected synergies on an after-tax basis to the market capitalization of UFJ and MTFG, we have created a pro forma market capitalization of the new entity following the merger. We have then analyzed the relationship between the theoretical value of our shares resulting from the merger compared with the current share price.

•	Our key assumptions in the calculation of the present value of the expected synergies are a discount rate of 8.5%, based on the estimated cost of capital of the combined entity, and a terminal PER multiple of 12x, referring to the multiples of similar European and US banks.

•	Based on the agreed merger ratio of 1:0.62, our conclusion is that the theoretical share price of UFJ following integration exceeds the current share price by more than 13%. In other words, we believe that the transaction will create value for shareholders. It suggests that the agreed merger ratio is reasonable from an economic rationale point of view.

•	In addition, we also sought the assistance of outside specialists, including UFJ’s appointed financial advisors, Merrill Lynch Japan Securities Co., Ltd and J.P. Morgan Securities Asia Pte. Limited, to analyze the merger from a variety of standpoints. We then agreed on a merger ratio based on a comprehensive analysis of every factor. We also conducted an analysis of the merger proposal from Sumitomo Mitsui Financial Group, Inc. (SMFG), which I discuss on page 10.

•	Page 10: Analysis and Evaluation of the SMFG Proposal

•	We conducted an analysis of SMFG’s proposal to merge with UFJ on a 1:1 basis from a qualitative and quantitative perspective.

•	As shown on this page, we concluded that the planned merger with MTFG is likely to be more beneficial to our shareholders than a merger with SMFG from a business and financial point of view, including the complementary business model, its strong capital base and asset quality. While the integration process was proceeding smoothly, we agreed upon a merger ratio with MTFG, which we consider appropriate for our shareholders.

•	The above factors are the rationale related to the merger ratio that we have agreed upon with MTFG.

•	I would now like to discuss our business plans for the new group. Please turn to page 12.

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•	Page 12: Key Financial Targets

•	The new entity will be a full-fledged financial group with credit card, consumer finance, investment trust and leasing businesses, in addition to its banking, trust and securities businesses.

•	By combining the capabilities of the two groups to provide comprehensive financial services, and by fully leveraging our highly convenient network and extensive client base, we aim to be among the “top 5” global financial institutions in terms of market capitalization by FY2008.

•	To achieve this, we have established the following financial goals:

•	Consolidated business profit of 2.5 trillion yen in FY2008, which represents a 50-60% increase above the combined forecast profits of both companies for the current fiscal year.

•	Net income of 1.1 trillion yen.

•	Return on Equity of approximately 17%.

•	Please turn to the next page.

•	Page 13: Expected Synergies (Revenue Enhancement)

•	On page 8, I mentioned that we estimate that the merger will enhance revenue by approximately 40 billion yen in FY2008, compared with the current fiscal year.

•	We expect there to be a resulting decline in transaction volumes due to the duplication of some corporate clients. For the first year or two following the integration, these negative effects are expected to outweigh the positives. We expect these negative synergies in FY2005 and FY2006 to be at similar levels as the level of increase in gross profit expected in FY2008.

•	In order to overcome the negative effects of the integration, we aim to enhance revenue in a variety of businesses as soon as possible. In our three core business areas - retail banking, corporate banking and trust asset business—we plan to implement group-wide collaboration and cross-selling initiatives to take full advantage of our expanded client base and expertise.

•	Further details of the business strategies in each of our businesses are outlined in a separate document titled, “Agreement on the Merger Ratio – Data Book”. Please refer to this later.

•	Page 14: Expected Synergies (Cost Savings)

•	I would now like to discuss each factor of the cost savings resulting from the integration that are estimated at approximately 240 billion yen.

•	In addition to staff reductions, the relocation of personnel from head office to strategic businesses and the rationalization of branches, we expect to fully complete the integration of our computer systems by FY2007, after which time our cost savings will accelerate.

•	As explained on page 8, one-time operating expenses are estimated to average approximately 60 billion yen per annum for the five years following the merger. This figure includes costs for integrating computer systems and rationalizing branches.

•	In addition, extraordinary charges of approximately 360 billion yen on a pre-tax basis are expected in FY2005, the year of the merger. This figure includes costs related to the disposal of computer systems and the application of a single self-assessment standard and relevant reserve ratios. These costs are mainly one-off, non-cash items. By recognizing such integration costs in the early stages, we believe that we can increase the certainty of earning net income going forward.

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•	Page 15: Business Portfolio

•	The new group brings together UFJ, whose strengths are in retail banking and small and medium-sized enterprises (SMEs), and MTFG, whose strengths are in large corporations and its international operations. It will be able to take advantage of the expertise of both groups and strengthen its three core businesses — retail banking, corporate banking and trust assets business.

•	With a particular emphasis on our retail operations, we intend to enhance the profitability of these three businesses, aiming to increase the ratio of business profit in the three areas from 75% in FY2004 to 85-90% in FY2008.

•	By these means, we will develop a business portfolio which is well balanced and provides a stable source of profitability.

•	Please turn to page 16.

•	Page 16: Retail – Profit Target

•	In the retail segment, the new group intends to enhance the attractiveness and convenience of UFJ and MTFG’s products and services. These will be provided to its clients, who are predominantly located in Japan’s three major metropolitan areas, through its enhanced branch network created by the integration. We will pursue increased profitability by fully utilizing UFJ’s strengths in the retail business, including its ATM service initiative called “UFJ24”.

•	In each operating segment, we intend to do the following:

•	Promote investment products such as investment trusts and annuities, in response to the growing demand for these products by individuals.

•	Develop new consumer finance markets by working jointly with affiliated credit card and consumer finance companies.

•	Expand the housing loan business by drawing on UFJ’s marketing expertise, utilizing its strong relationships with real estate brokers and bringing this expertise to MTFG’s customer base.

•	By incorporating Nippon Shinpan as a consolidated subsidiary and pursuing operating cost savings through the closure of duplicated branches, we aim to more than triple business profit by FY2008, from a forecast combined total for the two groups of 270 billion yen in FY2004.

•	This figure includes an estimated 120-130 billion yen in enhanced revenue and cost savings expected as a result of the integration.

•	Please refer to the next page.

•	Page 17: Corporate – Profit Target

•	In the corporate segment, the integration will create significant competitive strength in commercial banking and trust banking, and substantially increase the capabilities of the securities company. In addition, group-wide collaboration, including with leasing and other related companies, will be reinforced. Thus, we will be able to provide products and services that meet the needs of our clients in all corporate segments, from large, listed corporations through to SMEs.

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•	We anticipate that there will be a certain decline in loan volumes of duplicated accounts. However, the following factors can enhance our profitability:

•	There is significant potential to develop the SME market, particularly amongst companies for which we have not provided services and amongst small companies which have not been approached by major banks. We intend to provide new loan products with sophisticated standardized credit assessment models and expand our client base in this market by utilizing web channels and call centers.

•	In our investment banking and securities businesses, we intend to strengthen our marketing capabilities through close collaboration between the bank and the securities company and by utilizing personnel resources on a group-wide basis. In addition, we will actively enhance our investment banking business such as syndicated loans, structured finance, etc, and securities intermediation business.

•	In the settlements business, UFJ’s strengths in domestic settlement services and MTFG’s strength in foreign currency services will combine to enable us to respond to all our clients needs, such as the provision of tailor-made products for large corporations, and standardized products for SMEs.

•	In our international operations, we intend to support SMEs which are developing businesses overseas, particularly in Asia, by giving UFJ’s extensive domestic client base access to MTFG’s well-developed overseas network.

•	By adopting such strategies to enhance revenues, we aim to achieve a 35-45% increase in business profit in FY2008 relative to our estimated total of approximately 920 billion yen for the two banks in FY2004.

•	This figure includes an estimated 30-40 billion yen in enhanced revenue and cost savings expected as a result of the integration.

•	Page 18: Trust Assets – Profit Target

•	The trust assets segment will respond to the increasingly sophisticated and diversified needs of our clients by drawing on the group’s capabilities, which includes the new trust bank’s commanding presence in essentially all segments, and the advanced asset management skills of each of the group asset management companies.

•	The earnings drivers of the trust asset segment are as follows:

•	In the asset management business, we intend to improve our investment performance and expand our product range, combining the accumulated expertise of the pension and investment trust businesses of both groups.

•	In the pension business in particular, we intend to enhance revenues by providing value-added proposals and by promoting products with higher management fees.

•	In the asset administration business where reform of the securities settlement system, such as paperless stocks, is proceeding, the integration will provide us with a commanding market share. We intend to fully leverage this strong position by further enhancing our competitive position as well as by diligently pursuing low cost operations.

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•	We estimate that these initiatives will result in a three-fold increase in business profit for the division by FY2008, compared to the forecast of combined business profit of both banks of 24 billion yen in FY2004.

•	This figure includes an estimated 5-10 billion yen in enhanced revenue and cost savings expected as a result of the integration.

•	Page 20: Schedule Going Forward

•	Lastly, I would like to discuss the schedule going forward. We are continuing to hold discussions with MTFG with the aim of finalizing a merger agreement by the end of April 2005 at the latest. In addition, in mid-June, we intend to send out a notice of our annual general meeting to our shareholders, which agenda includes the merger with MTFG. We intend to obtain the approval of our shareholders at the annual general meeting, scheduled to take place in late June 2005.

•	The merger with MTFG will create a financial group with significant strengths that will be pre-eminent among Japanese banks. These strengths include its customer base; its domestic and foreign network; and soundness of finances and assets. I firmly believe that this merger will enable us to provide more satisfactory services for our customers and help achieve our mission of maximizing future shareholder value.

•	The Board of UFJ and all employees of the group commit to make all efforts to meet the expectations of its shareholders and investors. I thank you for the warm support that you have offered the UFJ Group.

•	Thank you for your kind attention.

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